                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             NACCO Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Class B Common, par value $1.00 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  629579 20 02
                           ---------------------------
                                 (CUSIP Number)
                              Alfred M. Rankin, Jr.
                             5875 Landerbrook Drive
                        Mayfield Heights, Ohio 44124-4017

                                 (216) 449-9600
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 14, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended and Restated Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 629579 20 0                13D                        Page 2 of 21 Pages
      ------------                                               --   --
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      CTR Family Associates, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [X]
                                                             (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      00 - See Item 3
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO   [ ] ITEMS 2(D) OR 2(E)

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Georgia
-------------------------------------------------------------------------------
                                            7      SOLE VOTING POWER

                                                            0
              NUMBER OF                    ------------------------------------
                SHARES                      8      SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                                     0
            EACH REPORTING                 ------------------------------------
             PERSON WITH                    9      SOLE DISPOSITIVE POWER

                                                            0
                                           ------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                            0
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*        [ ]

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      0%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      PN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP 629579 20 0                13D                        Page  3 of 21 Pages
      ------------                                               --   --
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Rankin Management, Inc.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) G
                                                                (b) O
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      00 - See Item 3
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO   G  ITEMS 2(D) OR 2(E)

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Georgia
-------------------------------------------------------------------------------
                                            7      SOLE VOTING POWER

                                                            426,371
-------------------------------------------------------------------------------
              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                   0
               OWNED BY                     -----------------------------------
            EACH REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON WITH
                                                            0
                                            -----------------------------------
                                           10      SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      426,371
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
             *   / /

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      25.1%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP 629579 20 0                13D                        Page  4 of 21 Pages
      ------------                                               --   --
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Clara L. T. Rankin
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / /
                                                               (b)  X
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      00 - See Item 3
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO   G ITEMS 2(D) OR 2(E)

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
-------------------------------------------------------------------------------
                                            7      SOLE VOTING POWER

                                                            0
-------------------------------------------------------------------------------
              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                   7,000
               OWNED BY                     -----------------------------------
            EACH REPORTING
             PERSON WITH                    9      SOLE DISPOSITIVE POWER

                                                            0
                                            -----------------------------------
                                            0      SHARED DISPOSITIVE POWER

                                                            433,371
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      433,371
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
             *   / /

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      25.5%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP 629579 20 0                13D                        Page  5 of 21 Pages
      ------------                                               --   --
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Alfred M. Rankin, Jr.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) /X/
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      00 - See Item 3
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO   G ITEMS 2(D) OR 2(E)

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
-------------------------------------------------------------------------------
                                            7      SOLE VOTING POWER

                                                            0
-------------------------------------------------------------------------------
              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                   16,000
               OWNED BY                     -----------------------------------
            EACH REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON WITH
                                                            0
                                            -----------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                            442,371
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      442,371
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
             *   / /

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      26.1%
-------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP 629579 20 0                13D                        Page  6 of 21 Pages
      ------------                                               --   --
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Thomas T. Rankin
-------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /
                                                                (b) / /
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      00 - See Item 3
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO   / /
             ITEMS 2(D) OR 2(E)

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
-------------------------------------------------------------------------------
                                            7      SOLE VOTING POWER

                                                            71,516
-------------------------------------------------------------------------------
              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                   0
               OWNED BY                     -----------------------------------
            EACH REPORTING
             PERSON WITH                    9      SOLE DISPOSITIVE POWER

                                                            71,516
                                            -----------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                            426,371
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      497,887
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
             *   / /

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      29.3%

-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP 629579 20 0                13D                        Page  7 of 21 Pages
      ------------                                               --   --
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Claiborne R. Rankin
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) /X/
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      00 - See Item 3
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO   / /
             ITEMS 2(D) OR 2(E)
-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
-------------------------------------------------------------------------------
                                            7      SOLE VOTING POWER

                                                            77,318
-------------------------------------------------------------------------------
              NUMBER OF                      8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                    0
               OWNED BY                      ----------------------------------
            EACH REPORTING                   9      SOLE DISPOSITIVE POWER
             PERSON WITH
                                                             77,318
                                             ----------------------------------
                                            10      SHARED DISPOSITIVE POWER

                                                             426,371
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      503,689
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES*   / /

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      29.7%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP 629579 20 0                13D                        Page  7 of 21 Pages
      ------------                                               --   --
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Roger F. Rankin
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) /X/
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      00 - See Item 3
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO   G ITEMS 2(D) OR 2(E)

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
-------------------------------------------------------------------------------
                                            7      SOLE VOTING POWER

                                                            78,198
-------------------------------------------------------------------------------
              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                   0
               OWNED BY                     -----------------------------------
            EACH REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON WITH
                                                            78,198
                                            -----------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                            426,371
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      504,569
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
             *   / /

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      29.7%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP 629579 20 0                13D                        Page  7 of 21 Pages
      ------------                                               --   --
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Bruce T. Rankin
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) /X/
-------------------------------------------------------------------------------
     3       SEC USE ONLY


-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      00 - See Item 3
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO   G  ITEMS 2(D) OR 2(E)
-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
-------------------------------------------------------------------------------
                                            7      SOLE VOTING POWER

                                                            0
-------------------------------------------------------------------------------
              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                   0
               OWNED BY                    ------------------------------------
            EACH REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON WITH
                                                            0
                                           ------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                            426,371
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      426,371
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
             *   / /

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      25.1%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP 629579 20 0                13D                        Page  7 of 21 Pages
      ------------                                               --   --
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Victoire G. Rankin
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      00 - See Item 3
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO   G ITEMS 2(D) OR 2(E)

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
-------------------------------------------------------------------------------
                                            7      SOLE VOTING POWER

                                                            0
-------------------------------------------------------------------------------
              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                   0
               OWNED BY                    ------------------------------------
            EACH REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON WITH
                                                            0
                                           ------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                            426,371
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      426,371
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
             *   / /
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      25.1%
-------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

-------------------------------------------------------------------------------

                      IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 629579 20 02                              Page 11 of 21  Pages
          ------------                                  ---    --


         The undersigned Reporting Persons hereby file this Schedule 13D (this "Schedule 13D") in connection with (a) the formation of CTR Family Associates, L.P., a Georgia limited partnership (the "Partnership"), (b) the organization of Rankin Management, Inc., a Georgia corporation ("RMI"), (c) the execution and delivery of the Limited Partnership Agreement of CTR Family Associates, L.P. (the "Partnership Agreement"), dated as of November 14, 1996, among RMI and the limited partners of the Partnership (collectively, the "Partners"), (d) the execution and delivery of the Shareholders' Agreement (the "RMI Shareholders' Agreement"), dated as of November 14, 1996, among RMI and its shareholders, and
(e) the Partners' contribution, in the aggregate, of 426,371 shares of Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc. to the Partnership as initial capital contributions in exchange for partnership interests in the Partnership (the "Partnership Interests") proportionate to such contributions, and with respect to shareholders of RMI, shares of the Class A Common Stock, without par value, of RMI ("RMI Shares").

ITEM 1. SECURITY AND ISSUER

         This statement relates to Class B Common Stock, par value $1.00 per share ("NACCO Class B Common"), of NACCO Industries, Inc. (the "Company"). The principal executive offices of the Company are located at 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

ITEM 2. IDENTITY AND BACKGROUND

         (a)-(c) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Schedule 13D is filed on behalf of the Partnership and its Partners as identified below (collectively, the "Reporting Persons"). The Partners may be deemed as a group, pursuant to Rule 13d-5(b)(1), to have acquired beneficial ownership of the NACCO Class B Common of the Company which was contributed to the capital of the Partnership when the Partners executed and delivered the Partnership Agreement.

         Although the Reporting Persons are making this joint filing, except as otherwise set forth in this filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

         The name, state of organization, principal business, address of the principal business and the address of the principal office for each of the Partnership and RMI, are as follows:

                  CTR FAMILY ASSOCIATES, L.P., is a Georgia limited partnership. Its principal business is to hold under common management certain of the NACCO Class B Common beneficially owned by the Reporting Persons. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

                                  SCHEDULE 13D

CUSIP NO. 629579 20 02                              Page 12 of 21  Pages
          ------------                                  ---    --


                  RANKIN MANAGEMENT, INC., is a Georgia corporation and the general partner of the Partnership. The principal business of RMI is to act as a general and managing partner of the Partnership. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. The shareholders, executive officers and directors of RMI consist of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, all of whom are Reporting Persons.

         The names, and, for purposes of this filing, the business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, for the Reporting Persons, other than RMI or the Partnership (hereinafter, the "Reporting Individuals"), are as follows:

                  CLARA L. T. RANKIN. Ms. Rankin's business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. She is not employed.

                  ALFRED M. RANKIN, Jr. Mr. Rankin's business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is Chairman, President and Chief Executive Officer of the Company at 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

                  THOMAS T. RANKIN. Mr. Rankin's business address is 2100 West Laburnam Avenue, Interstate Center, Suite 102, Richmond, Virginia 23227. He is the owner of Cross-Country Marketing, 2100 West Laburnam Avenue, Interstate Center, Suite 102, Richmond, Virginia 23227.

                  CLAIBORNE R. RANKIN. Mr. Rankin's business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is self-employed.

                  ROGER F. RANKIN. Mr. Rankin's is employed as a Vice President at Society Asset Management, Inc., a wholly owned subsidiary of KeyCorp, Inc., having a business address at 127 Public Square, Cleveland, Ohio 44115.

                  BRUCE T. RANKIN. Mr. Rankin's business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is not employed.

                  VICTOIRE G. RANKIN. Ms. Rankin's business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. She is not employed.

         (d) None of the persons  identified in this Item 2 has, during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

         (e) None of the persons identified in this Item 2 has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining

                                  SCHEDULE 13D

CUSIP NO. 629579 20 02                              Page 12 of 21  Pages
          ------------                                  ---    --

future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the Reporting Individuals identified in this Item 2 are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The NACCO Class B Common held by the Reporting Individuals was acquired by such Reporting Individuals when The North American Coal Corporation, an Ohio corporation, was reorganized as the Company in 1986, or subsequently, as recipients of gifts or bequests of NACCO Class B Common, and with respect to 16,000 shares of NACCO Class B Common held by Alfred M. Rankin, Jr. when he became successor trustee for the trust created under the Agreement with Clara L.
T. Rankin dated July 12, 1967, creating a trust for the benefit of her grandchildren. The reorganization included the distribution of one share of NACCO Class B Common for each two shares of Class A Common Stock, par value $1.00 per share ("NACCO Class A Common"), of the Company received in the reorganization.

         RMI acquired its interest in the NACCO Class B Common when, in connection with the formation of the Partnership, the four shareholders of RMI, Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, each transferred 2,000 shares of NACCO Class B Common to the Partnership in fulfillment of RMI's initial capital contribution to the Partnership. In consideration for the fulfillment of RMI's obligation to contribute to the initial capital of the Partnership, each of these individuals acquired 2,000 RMI Shares.

         The Partnership acquired the NACCO Class B Common held by the Partnership as capital contributions from the Partners in connection with the formation of the Partnership and the execution and delivery of the Partnership Agreement.

ITEM 4. PURPOSE OF TRANSACTION

         The purpose of the formation of RMI and the Partnership, RMI and the Reporting Individuals entering into and delivering the RMI Shareholders' Agreement and the Partnership Agreement, and the acquisition by the Partnership of the NACCO Class B Common is to (a) provide the Reporting Individuals with a mechanism for consolidating the management of their holdings of NACCO Class B Common in a manner that will allow coordinated family management of such NACCO Class B Common, and (b) to facilitate the estate planning objectives of the Reporting Individuals.

         The Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                                  SCHEDULE 13D
CUSIP NO. 629579 20 02                                       Page 14 of 21 Pages

(d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of common stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) Pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 426,371 shares of the NACCO Class B Common, the aggregate number of shares of NACCO Class B Common which are held by the Partnership, representing 25.1% of the outstanding NACCO Class B Common as of November 13, 1996.

         Each of the Reporting Persons has, as of November 22, 1996, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of NACCO Class B Common as follows:

                  CTR FAMILY ASSOCIATES, L.P. Although the Partnership holds the 426,371 shares of NACCO Class B Common contributed by the Partners, it does not have any power to vote or to dispose of shares of NACCO Class B Common. Voting control of the NACCO Class B Common is held by RMI and the power to dispose of the NACCO Class B Common is shared by RMI and the Partners, all as more fully described below.

                  RANKIN MANAGEMENT, INC. RMI has the sole power to vote 426,371 shares of NACCO Class B Common, and has shared power to dispose of the same 426,371 shares of NACCO Class B Common, which constitutes approximately 25.1% of the outstanding Class B Common. RMI exercises such powers by action of its board of directors which acts by majority vote.

                  CLARA L. T. RANKIN. Ms. Rankin shares the power to dispose of 426,371 shares of NACCO Class B Common with RMI and the Reporting Individuals. In addition, Ms. Rankin has a reversionary interest in 7,000 shares of NACCO Class B Common held by the an irrevocable trust created by the Agreement dated December 18, 1963, with National City Bank, a national banking association ("NCB"), as trustee, for the benefit of Elizabeth E. Brown. Ms. Rankin, as an advisor to such trust, shares with NCB the power to vote and dispose of such 7,000 shares. Collectively, the shares of NACCO Class B Common in which Ms. Rankin shares the power to dispose constitute approximately 25.5% of the outstanding NACCO Class B

                                 SCHEDULE 13D
CUSIP NO. 629579 20 02                                       Page 15 of 21 Pages


Common. NCB is a national banking association with its principal location at 1900 East 9th Street, Cleveland, Ohio 44113. During the last five years, NCB has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which NCB was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  ALFRED M. RANKIN, Jr. Mr. Rankin (a) shares with NCB the power to vote and dispose of 16,000 shares of NACCO Class B Common pursuant to the Agreement with Clara L. T. Rankin dated July 12, 1967, creating a trust for the benefit of her grandchildren; and (b) shares the power to dispose of 426,371 shares of NACCO Class B Common with RMI and the Reporting Individuals; which together constitute approximately 26.1% of the outstanding NACCO Class B Common.

                  THOMAS T. RANKIN. Mr. Rankin has the sole power to vote and to dispose of 71,516 shares of NACCO Class B Common, including 3,187 shares of NACCO Class B Common held as custodian for a minor son, and has shared power to dispose of 426,371 shares of NACCO Class B Common, which together constitute approximately 29.3% of the outstanding NACCO Class B Common.

                  CLAIBORNE R. RANKIN. Mr. Rankin has the sole power to vote and to dispose of 77,318 shares of NACCO Class B Common, including 650 shares of NACCO Class B Common held as custodian for a minor daughter, 2,408 shares of NACCO Class B Common held as custodian for a daughter and 1,630 shares of NACCO Class B Common held as custodian for a minor son, and has shared power to dispose of 426,371 shares of NACCO Class B Common, which together constitute approximately 29.7% of the outstanding NACCO Class B Common.

                  ROGER F. RANKIN. Mr. Rankin has the sole power to vote and to dispose of 78,198 shares of NACCO Class B Common, and has shared power to dispose of 426,371 shares of NACCO Class B Common, which together constitute approximately 29.7% of the outstanding NACCO Class B Common.

                  BRUCE T. RANKIN. Mr. Rankin has shared power to dispose of 426,371 shares of NACCO Class B Common, which constitutes approximately 25.1% of the outstanding NACCO Class B Common.

                  VICTOIRE G. RANKIN. Mrs. Rankin has shared power to dispose of 426,371 shares of NACCO Class B Common, which constitutes approximately 25.1% of the outstanding NACCO Class B Common.

                                 SCHEDULE 13D
CUSIP NO. 629579 20 02                                       Page 16 of 21 Pages

         (c) Except for the contribution of NACCO Class B Common by the Reporting Persons to the Partnership, there have been no transactions in NACCO Class B Common by any of the persons named in response to Item 2 hereof during the 60 days prior to November 22, 1996.

         (d) No other person is known by the undersigned to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the NACCO Class B Common which is held by the Partnership.

         (e) It is inapplicable for the purposes herein to state the date on which a Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         (a) Under the terms of the Partnership Agreement, RMI has the sole power to vote the NACCO Class B Common held by the Partnership. Further under such terms, RMI exercises such power by a majority vote of its board of directors.

         (b) Under the terms of the Partnership Agreement, the Partnership may not dispose of NACCO Class B Common without the consent of RMI and the approval of the holders of more than 75% of all Partnership Interests. Under such terms, RMI exercises such power of consent by a majority vote of its board of directors.

         (c) The RMI Shareholders' Agreement, the Articles of Incorporation of RMI (the "Articles") and the Partnership Agreement restrict the transfer of RMI Shares and Partnership Interests by RMI's shareholders and the Partners and provide such persons with a right of first refusal to acquire RMI Shares or Partnership Interests which an RMI shareholder or a Partner desires to sell and a call right to compel the sale of RMI Shares or Partnership Interests by RMI Shareholders or the Partners who are not members of a "Family Group," consisting of one of Clara L. T. Rankin's sons, his spouse and their descendants. These transfer restrictions, rights of first refusal and call options are more fully set forth in the RMI Shareholders' Agreement, the Articles and the Partnership Agreement, copies of which are attached hereto as Exhibits 2, 3, and 4, respectively, and incorporated herein in their entirety.

         (d) Each of the Reporting Individuals is a party to the Stockholders' Agreement dated as of March 15, 1990, as amended (the "NACCO Stockholders' Agreement;" a copy of which is attached hereto as Exhibit 5 and is incorporated herein in its entirety), among the Company, KeyCorp Shareholder Services, Inc., as successor depository (the "Depository") and the individuals, custodianships and trusts listed therein and thus is a "Participating Stockholder" within the meaning of the NACCO Stockholders' Agreement.

                  Effective as of November 13, 1996, each of the Company, the Depository and the Participating Stockholders executed and delivered the First Revision to Stockholders Agreement amending the NACCO Stockholders Agreement so as to permit corporations and

                                 SCHEDULE 13D
CUSIP NO. 629579 20 02                                       Page 17 of 21 Pages

limited partnerships, all of the capital stock or partnership interests of which are owned by Participating Stockholders, to themselves be Participating Stockholders. A copy of the First Revision to Stockholders Agreement is attached hereto as Exhibit 6 and is hereby incorporated herein in its entirety.

                  On November 14, 1996, RMI and the Partnership each executed and delivered to the Company, the other Participating Stockholders and the Depository an Amendment to the NACCO Stockholders' Agreement pursuant to which RMI and the Partnership became to be Participating Stockholders. Copies of the Amendments to the NACCO Stockholders' Agreement for RMI and the Partnership are attached hereto as Exhibits 7 and 8, respectively, and are incorporated herein in their entirety.

                  The NACCO Stockholders' Agreement requires a Participating Stockholder to offer the shares of NACCO Class B Common beneficially owned by such Participating Stockholder to all of the other Participating Stockholders upon the occurrence of either of the following: (a) the proposed conversion of shares of NACCO Class B Common by such Participating Stockholder into shares of Class A Common Stock, par value $1.00 per share, of the Company ("NACCO Class A Common"), and (b) the proposed sale, transfer or other disposition of NACCO Class B Common by such Participating Stockholder to any permitted transferee (under the terms of the NACCO Class B Common) who is not a signatory to the NACCO Stockholders' Agreement. In either of these cases, the Participating Stockholder proposing to enter into one of these transactions must notify all other Participating Stockholders of such proposed transaction and then must allow each such other Participating Stockholder the opportunity to purchase such Participating Stockholder's prorata portion of the shares of NACCO Class B Common which are subject to the proposed transaction in accordance with the procedures described below. The NACCO Stockholders' Agreement, however, does not restrict transfers of NACCO Class B Common among the Participating Stockholders or any other permitted transferee who becomes a signatory to the Agreement.

                  A Participating Stockholder proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to the Depository. The Depository, in turn, is required to send such notice promptly to all of the other Participating Stockholders and to the Company. Following receipt of such notice, each other Participating Stockholder will have seven (7) business days to elect whether or not to purchase his, her or its prorata portion of the shares of the NACCO Class B Common which have triggered right of first refusal. A Participating Stockholder's prorata portion will be determined by dividing the number of shares of NACCO Class B Common which such person owns by the number of shares of NACCO Class B Common which are owned by all of the other Participating Stockholders who similarly may elect to purchase the shares of NACCO Class B Common which have triggered the right of first refusal. A notice electing to purchase a prorata portion of the shares of NACCO Class B Common must be sent to the Depository by the end of the seven (7) business day period. If the other Participating Stockholders electing to purchase do not elect to purchase all of the shares of NACCO Class B Common being offered, then such other Participating Stockholders have an additional five (5) business days to agree

                                 SCHEDULE 13D
CUSIP NO. 629579 20 02                                       Page 18 of 21 Pages

among themselves how to allocate the shares not purchased. If they cannot reach any agreement, the allocation shall be prorata. If there are still shares of NACCO Class B Common which are not purchased following such allocation, then the Company shall have an additional three (3) business days to decide whether or not to purchase the remaining shares. The Company, however, is under no obligation to purchase any such shares.

                  Following the completion of such procedures, the Participating Stockholder who has triggered the right of first refusal is free, for a period of thirty (30) business days, to convert the shares of NACCO Class B Common, if any, which remain, into shares of NACCO Class A Common. If the Participating Stockholder had originally proposed to transfer the shares, such Participating Stockholder would be free to transfer shares of NACCO Class A Common in accordance with the originally proposed transaction.

                  Participating Stockholders who elect to exercise the right of first refusal and purchase shares of NACCO Class B Common may pay for such shares in cash, an equivalent number of shares of NACCO Class A Common, or in a combination of cash and shares of NACCO Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the Participating Stockholder who has triggered the right of first refusal and the average of the last sales price of NACCO Class A Common on the New York Stock Exchange for the five (5) days prior to the date of such notice.

                  The NACCO Stockholders' Agreement only restricts the conversion, or the sales or other disposition outside of the NACCO Stockholders' Agreement, of shares of NACCO Class B Common held by each Participating Stockholder. The NACCO Stockholders' Agreement does not restrict in any respect how a Participating Stockholder may vote the shares of NACCO Class B Common which are subject to the terms of the NACCO Stockholders' Agreement.

         (e) Except as set forth above in this Schedule 13D or the exhibits hereto, none of the persons named in response to Item 2 hereof have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

(Exhibit 1) Agreement pursuant to Rule 13d-1(f)(1)(iii), at page 1 of the manually signed and sequentially paginated copy of this Statement.

(Exhibit 2) Shareholders' Agreement of Rankin Management, Inc., dated as of November 14, 1996.

(Exhibit 3)       Articles of Incorporation or Rankin Management, Inc.

                                 SCHEDULE 13D
CUSIP NO. 629579 20 02                                       Page 19 of 21 Pages


(Exhibit 4) Limited Partnership Agreement of CTR Family Associates,
                  L.P., dated as of November 14, 1996.

(Exhibit 5) Stockholders Agreement dated as of March 15, 1990, as amended, among the Company and certain of its shareholders.

(Exhibit 6) First Revision to Stockholders Agreement dated as of November
            13, 1996.

(Exhibit 7) Amendment to Stockholders Agreement dated as of November 14,
            1996  adding  Rankin  Management,   Inc.  as  a  Participating
            Stockholder under the NACCO Stockholders' Agreement.

(Exhibit 8) Amendment to Stockholders Agreement dated as of November 14,
            1996 adding CTR Family Associates, L.P. as a Participating Stockholder under the NACCO Stockholders' Agreement.


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
                                 SCHEDULE 13D
CUSIP NO. 629579 20 02                                       Page 20 of 21 Pages


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November __, 1996


                                   Name: CTR Family Associates, L.P.

                                   By: Rankin Management, Inc.,
                                       its Managing Partner


                                   By: /s/ Alfred M. Rankin
                                      -----------------------------------
                                      Alfred M. Rankin, Jr., President

                                      Name: Rankin Management, Inc.

                                      By /s/ Alfred M. Rankin
                                      ---------------------------------
                                      Alfred M. Rankin, Jr., President


                                   -----------------------------------
                                   Name: Alfred M. Rankin, Jr.

                                   Name: Rankin Management, Inc.


                                   By:
                                     ------------------------------------------
                                     Alfred M. Rankin, Jr., President

                                     Attorney-in-Fact for Clara L. T. Rankin*
                                     Attorney-in-Fact for Victoire G. Rankin*
                                     Attorney-in-Fact for Thomas T. Rankin*
                                     Attorney-in-Fact for Claiborne R. Rankin*
                                     Attorney-in-Fact for Roger F. Rankin*
                                     Attorney-in-Fact for Bruce T. Rankin*

------------------------------
* The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in
  Exhibit 2 at page 16 and in Exhibit 3 at pages 28 through 29.